UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date August 31, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:   News Release dated August 25, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS TO EXPLORE STRATEGIC ALTERNATIVES FOR MAXIMIZING
SHAREHOLDER VALUE

Kelowna, British Columbia, August 25, 2004 — Riverside Forest Products Limited (TSX: RFP) announced today that it received an unsolicited letter from Tolko Industries Ltd in which Tolko expresses an interest in purchasing all Riverside shares that it does not currently own for $29 per share.

Riverside’s Board of Directors and its financial advisors have reviewed Tolko’s proposal. The Board has concluded the proposal significantly undervalues Riverside and would not be in the best interests of the company or its shareholders.

In response to Tolko’s letter, Riverside said that its Board of Directors has retained BMO Nesbitt Burns and Bear Stearns & Co. Inc. as its financial advisors and has directed them to study strategic alternatives for maximizing value to Riverside shareholders. Riverside has informed Tolko it is amenable to pursuing further discussions of its interest as part of that process.

Riverside’s Board of Directors has also appointed a Special Committee comprised of the company’s three independent directors, George L. Malpass, who will chair the committee, Hamish C. Cameron and John F. Ellett. The Special Committee, which is charged with overseeing the strategic review process, has retained CIBC World Markets and the Vancouver law firm of Getz Prince Wells as independent financial and legal counsel, respectively.

Gordon W. Steele, Riverside Forest Products Chairman, President and Chief Executive Officer, said, “After giving extensive and serious consideration to Tolko’s proposal, the Board has concluded that it significantly undervalues the company and would not be in the best interests of Riverside’s shareholders. We are committed to maximizing shareholder value and have directed our financial advisors to explore other strategic alternatives available to the company. While there can be no assurance we will achieve a value-enhancing transaction in the near-term, shareholders should know that our board will be guided by the Special Committee and is committed to doing the right thing.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with 1.2 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications
Josh Pekarsky or David Ryan
(604) 688-4874

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904